Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(In thousands, except ratios)

	Nine Months Ended September 30, 2007	Years Ended December 31,
		2006	2005	2004	2003	2002
EARNINGS AVAILABLE TO COVER FIXED CHARGES:
Income (loss) from continuing operations before income taxes and minority interests	269,677	339,843	343,066	440,403	371,264	305,662
Add:
Fixed charges deducted from earnings (see below)	31,064	29,007	29,721	32,914	32,204	27,791
Earnings available to cover fixed charges	300,741	368,850	372,787	473,317	403,468	333,453
FIXED CHARGES:
Interest expense, including amounts in operating expense	15,274	8,982	11,694	16,270	16,649	13,350
Amortized indebtedness	321	953	738	785	782	815
Interest within rent expense	15,469	19,072	17,289	15,859	14,773	13,626
Fixed charges	31,064	29,007	29,721	32,914	32,204	27,791
RATIO OF EARNINGS TO FIXED CHARGES(1)	9.68	12.72	12.54	14.38	12.53	12.00

(1)	The ratio of earnings to fixed charges represents the number of times “fixed charges” are covered by “earnings.” “Fixed charges” consist of interest on outstanding debt and amortization of debt discount and expense, adjusted for capitalized interest and 40% (the proportion deemed representative of the interest factor) of operating lease expense. “Earnings” consist of consolidated net income from continuing operations before income taxes and fixed charges.